UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Firemans Contractors, Inc.

Common Stock, par value $0.001

CUSIP # 318177102

August 18, 2012

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIPNo. 233078302	13G	Page 1 of 4

1.	Name of Reporting Person Alexandra Mauriello

I.R.S. Identification No. of Above Person (entities only) 094-70-1680

2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

	5.	Sole Voting Power	8,181,818
Number of Shares	6.	Shared Voting Power	8,181,818
Owned by Each
Reporting Person	7.	Sole Dispositive Power	8,181,818
With
	8.	Shared Dispositive Power	8,181,818

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,181,818 + $21,000 convertible Note

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares

☐

11.	Percent of Class Represented by Amount in Row 9 9.0%

12.	Type of Reporting Person PN

CUSIPNo. 233078302	13G	Page 2 of 4

ITEM 1      (a) NAME OF ISSUER: Firemans Contractors, Inc.

(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 8200 Northeast Parkway, Suite 103, North Richland Hills, TX 76118

ITEM 2 (a) NAME OF PERSON FILING Alexandra Mauriello

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

256 South Robertson Blvd. Beverly Hills, CA 90211

(c) CITIZENSHIP

United States of America

(d) TITLE OF CLASS OF SECURITIES

Common Stock, Par Value $0.001

(e) CUSIP NUMBER 318177102

ITEM 3    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act
(b)	☐ Bank as defined in section 3(a)(6) of the Act
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-l(b )(l)(ii)(F)
(g)	☐ A parent holding company or control person in accordance with Rule 13d- l(b)(l)(ii)(G)

CUSIPNo. 233078302	13G	Page 3 of 4

(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
G)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-l(c), check this box ☐

ITEM 4 OWNERSHIP

(a) Amount beneficially owned: Reporting Person is the beneficial owner of 8, 181,818 shares of common stock. In addition, Reporting Person holds Issuer's convertible notes in the aggregate principal amount of $21,000. The convertible notes may not be converted into common stock such that the Reporting Person would beneficially own more the 9.99% of the Issuer's common stock at any given time. Reporting Person disclaims beneficial ownership of the Issuer's securities held by any other person or entity.

(b)	Percent of class: 9.0%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 8,181,818

(ii) Shared power to vote or to direct the vote: 8,181,818

(iii) Sole power to dispose or to direct the disposition of: 8,181,818

(iv) Shared power to dispose or to direct the disposition of: 8,181,818

ITEMS    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

ITEM 6    PERSON OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER

 N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY wnrcn ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

 N/A

CUSIPNo. 233078302	13G	Page 4 of 4

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9    NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10    CERTIFICATION

By signing below I certify that. to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose 'or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alexandra Mauriello

/s/ Alexandra Mauriello
By: Alexandra Mauriello

Date: August 16, 2012